TEEKA TAN PRODUCTS, INC.
                       5499 North Federal Highway Suite D
                            Boca Raton, Florida 33487

                                                          telephone 561-989-3600

                                    'CORRESP'

                                                   February 2, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Errol Sanderson, Financial Analyst
              Pamela A. Long, Assistant Director

         Re:  Teeka Tan Products, Inc. (the "Company")
              Registration Statement on Form SB-2
              File No. 333-139922
              Filed on January 11, 2007

Ladies and Gentlemen:

         By letter dated February 1, 2007 the staff of the Securities and Exchange Commission advised the Company that it conducted only a limited review of the afore-captioned registration statement and reports and, based upon such limited review, that it had four comments. Following are the Company's response to such comments, which appear in the same numerical order as the staff's letter for ease of review. Concurrently, the Company has filed amendment number 1 to the above-captioned registration statement; under separate cover the Company is providing Mr. Sanderson with courtesy copies of these filings keyed to the comment letter.

Selling Security Holders, page 35
---------------------------------

1. If any selling security holder is a broker dealer, please identify it as such. Please note that the security holders who are broker-dealers must be identified as underwriters in the prospectus. For selling security holders who are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

         Response: Amendment No. 1 has been revised to (1) state that none of the selling security holders are broker-dealers, and (2) to identify two of the selling security holders, Messrs. Pintsopoulos and Markuson, as affiliates of broker-dealers. Each of these individuals is employed by a broker-dealer (Westpark Capital, Inc. and Assent LLC, respectively); however, the Company has no relationship with either broker-dealer. Amendment No. 1 provides the disclosure that that: (1) each of Messrs. Pintsopoulos and Markuson purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, neither had any agreement or understanding, directly or indirectly, with any person, to distribute the securities. Please see page 36 of Amendment No. 1. Other than these two selling security holders, no other selling security holder is an affiliate of a broker dealer.

Plan of Distribution, page 36
-----------------------------

2. You indicate that the selling shareholders "may be deemed" to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.

         Response: As set forth in our response to comment 1 above, no selling security holder is a registered broker-dealer. Accordingly, we have made no revisions to the Plan of Distribution section in response to this comment.

Opinion of Counsel, Exhibit 5.1
-------------------------------

3. Please obtain a revised or new opinion of counsel that indicates when the Form SB-2 was filed or that provides the file number for the Form SB-2.

         Response: We have filed with Amendment No. 1 as Exhibit 5.1 a revised opinion of counsel which provides the file number for the Form SB-2.

4. In the revised opinion, ensure that counsel accounts for all shares. It refers to 7,900,000 shares, but then only mentions 3,000,000 that are issuable and 3,900,000 that are outstanding.

         Response: The revised opinion of counsel filed as Exhibit 5.1 contains a correction of the typographical error to properly cover the 4,900,000 shares that are outstanding.

         We acknowledge that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The financial statements which are contained in Amendment No. 1 are "stale" on February 14, 2007 and we would like to obtain effectiveness of this registration statement prior to that date. We would, accordingly, appreciate any assistance the staff could provide in expediting the review of Amendment No. 1.

         If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone), (561) 362-9612 (fax) and jim@swblaw.net (email).

                                        Sincerely,

                                        /s/ Brian John
                                        Brian John, CEO

cc: James M. Schneider, Esq.

                                        2